FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of January 2007


                        Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                (Translation of registrant's name into English)

        17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the  registrant by furnishing  the  information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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Information furnished on this form:

Announcement, dated January 1, 2007, by the Registrant regarding the Change of Company Secretary, Qualified Accountant and Authorised Representative



                                    EXHIBIT

EXHIBIT NUMBER                                                         PAGE
--------------                                                         ----

1.1      Announcement, dated January 1, 2007, by the Registrant          5
         regarding the Change of Company Secretary, Qualified
         Accountant and Authorised Representative

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                              (Registrant)




Date: January 4, 2007         By:  /s/ Peter Jackson
                                   --------------------------------------------
                                   Peter Jackson
                                   Chief Executive Officer


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               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (Incorporated in Bermuda with limited liability)
                               (STOCK CODE: 1135)


                          CHANGE OF COMPANY SECRETARY,
               QUALIFIED ACCOUNTANT AND AUTHORISED REPRESENTATIVE


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The Board announces that Mr. Denis Lau, upon his retirement, resigns as Company
Secretary, Qualified Accountant and Authorised Representative of the Company with effect from 1 January 2007, and Ms. Yeung Siu Ching is appointed on the
same  day  as  Company   Secretary,   Qualified   Accountant   and   Authorised
Representative of the Company.
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The board of  directors  (the  "Board")  of Asia  Satellite  Telecommunications
Holdings Limited (the "Company", together with its subsidiaries, the "Group") announces that Mr. Denis Lau ("Mr. Lau"), upon his retirement, resigns as Company Secretary, Qualified Accountant and Authorised Representative of the Company with effect from 1 January 2007.

Mr. Lau hereby confirms that he has no disagreement with the Board and there is no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board also announces the appointment of Ms. Yeung Siu Ching ("Ms. Yeung") as Company Secretary, Qualified Accountant and Authorised Representative of the Company with effect from 1 January 2007.

Ms. Yeung was trained and qualified as a member of the Institute of Chartered Accountants in England and Wales. In 1993, she joined British Telecommunications (HK) Limited ("BT") and progressed through various senior positions with BT until she became the Chief Financial Officer of Smartone in 1999, when BT acquired an equity interest in Smartone. Subsequently, she joined Wavecom Asia Pacific Limited, a company listed in Paris and NASDAQ, as the Regional Finance Director for the Asia Pacific region. Prior to joining
AsiaSat, Ms. Yeung was the Regional Chief Financial Officer of Pearson Education Asia Limited with overall financial responsibilities of its Asia Operations. Ms. Yeung holds a Bachelor of Science Degree in Chemical
Engineering from London University. She is a fellow member of Hong Kong Institute of Certified Public Accountants.

The Board would like to express its appreciation to Mr. Lau for his valuable contributions made to the Company over the years and to welcome Ms. Yeung.

                                                By Order of the Board
                                                   YEUNG SIU CHING
                                                  Company Secretary

Hong Kong, 1 January 2007


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As at the date of this announcement, the Board comprises the following directors:

EXECUTIVE  DIRECTORS:
Mr. Peter JACKSON (CHIEF  EXECUTIVE  OFFICER)
Mr. William WADE (DEPUTY  CHIEF  EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:
Mr. MI Zeng Xin (CHAIRMAN)              Mr. Romain BAUSCH (DEPUTY CHAIRMAN)
Ms. Cynthia DICKINS                     Mr. DING Yu Cheng
Mr. Mark RIGOLLE                        Mr. JU Wei Min
                                        Mr. KO Fai Wong

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN                       Mr. Robert SZE
Mr. James WATKINS